File No. 812-[XXXXX]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a)
UNDER THE ACT
SEASONS SERIES TRUST
SUNAMERICA SERIES TRUST
One SunAmerica Center
Los Angeles, California 90067-6022
VALIC COMPANY II
2929 Allen Parkway
Houston, TX 77019
SUNAMERICA SERIES, INC.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311-4992
SUNAMERICA ASSET MANAGEMENT CORP.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311-4992
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
2929 Allen Parkway
Houston, TX 77019
SUNAMERICA CAPITAL SERVICES, INC.
Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311-4992
AMERICAN GENERAL DISTRIBUTORS, INC.
2929 Allen Parkway
Houston, TX 77019

Communications, Notice, and Order to:

Nori L. Gabert	Copies to:
Vice President and Deputy General Counsel	Margery K. Neale, Esq.
2929 Allen Parkway, A28-40	Willkie Farr & Gallagher LLP
Houston, Texas 77019	787 Seventh Avenue
New York, New York 10019-6099
As filed with the Securities and Exchange Commission on August 31, 2011

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	)	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT
)
SEASONS SERIES TRUST	)
SUNAMERICA SERIES TRUST	)
One SunAmerica Center	)
Los Angeles, California 90067)
)
VALIC COMPANY II	)
2929 Allen Parkway	)
Houston, Texas 77019)
)
SUNAMERICA SERIES, INC.	)
Harborside Financial Center	)
3200 Plaza 5)
Jersey City, NJ 07311-4992)
)
SUNAMERICA ASSET MANAGEMENT CORP.	)
Harborside Financial Center	)
3200 Plaza 5)
Jersey City, NJ 07311-4992)
)
THE VARIABLE ANNUITY LIFE INSURANCE	)
COMPANY	)
2929 Allen Parkway	)
Houston, Texas 77019)
)
SUNAMERICA CAPITAL SERVICES INC.	)
Harborside Financial Center	)
3200 Plaza 5)
Jersey City, NJ 07311-4992)
)
AMERICAN GENERAL DISTRIBUTORS, INC.	)
2929 Allen Parkway	)
Houston, Texas 77019)
)
File No. 812-[XXXXX]	)

I. Introduction
     Seasons Series Trust (“Seasons”), SunAmerica Series Trust (“Series Trust”), VALIC Company II (“VALIC II”), SunAmerica Series, Inc. (“SunAmerica Series” and collectively with Seasons, Series Trust and VALIC II, the “Companies”), SunAmerica Asset Management Corp. (“SAAMCo”), The Variable Annuity Life Insurance Company (“VALIC”), SunAmerica Capital Services, Inc. (“SACS”) and American General Distributors, Inc. (“AGDI” and collectively with the Companies, SAAMCo, VALIC and SACS, the “Applicants”) hereby file this Application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act.1 Applicants request the exemption to the extent necessary to permit any existing or future series of the Companies or any other existing or future registered open-end management investment company or series thereof that is advised by SAAMCo or VALIC or an entity controlling, controlled by, or under common control with SAAMCo or VALIC (any such adviser, SAAMCo or VALIC, an “Adviser”) that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each a “Fund of Funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt

[1]	Certain of the Applicants previously received an order from the Commission under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act. See In the Matter of Seasons Series Trust, et al., Investment Company Act Release No. 24693 (October 17, 2000) (the “Prior Relief”). Applicants intend for the relief requested in this Application to be used in conjunction with the Prior Relief, as applicable.

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any entity controlling, controlled by or under common control with SACS or AGDI (any such entity, SACS or AGDI, a “Distributor”) that now or in the future acts as principal underwriter with respect to the transactions described herein.2
II. Applicants
A.	The Companies and the Funds of Funds
     Each of Seasons and Series Trust is organized as a Massachusetts business trust, VALIC II is organized as a Delaware statutory trust and SunAmerica Series is organized as a Maryland corporation. Each of the Companies is registered under the Act as an open-end management investment company. The existing Funds of Funds are separate investment series of the Companies, each of which invests in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act. The Funds of Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in reliance on Rule 12d1-2(a) to the extent consistent with their respective investment objectives, policies, strategies and limitations.
B.	The Advisers
     Each Fund of Funds has entered into an investment advisory agreement with SAAMCo or VALIC pursuant to which the Adviser provides investment management advice and manages the Fund of Funds’ business affairs, subject to the general oversight of the relevant Company’s Board of Trustees/Directors (“Board”). SAAMCo, a Delaware corporation, is an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”). VALIC, a Texas corporation, is an indirect, wholly owned subsidiary of AIG. Each of SAAMCo and VALIC is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the

[2]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

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“Advisers Act”), and either SAAMCo and/or VALIC serves as the investment adviser to each existing Fund of Fund. Any other Adviser will also be registered under the Advisers Act.
C.	The Distributors
     SACS, a Delaware corporation, is an indirect, wholly owned subsidiary of AIG. AGDI, a Delaware corporation, is also an indirect, wholly owned subsidiary of AIG. Each of SACS and AGDI is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and SACS, and in certain cases AGDI, serve as the distributors for certain of the Funds of Funds.
III. Applicants’ Proposal
     Each Fund of Funds invests, or may invest, in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Funds of Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Funds of Funds will comply with Rule 12d1-2 under the Act but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.
     Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that

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are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.
IV. Applicable Law and Legal Analysis
     Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.
     In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:
(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the

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same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on [Section 12(d)(1)(F) or Section 12(d)(1)(G)].
     In 2006, the Commission adopted Rule 12d1-2 under the Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

[3]	See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

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(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.
     For the purposes of Rule 12d1-2 , the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6
     Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently

[4]	See Adopting Release at 17, n.58.

[5]	Id. at 17-18.

[6]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

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amended.7 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:
The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
     Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the

[7]	See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

[8]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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acquired fund not act as a fund of funds itself.9 The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.
     Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.
     Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.
V. Supporting Precedent
     The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., HighMark Funds, et al., Investment Company Act Release Nos. 29694 (June 16, 2011) (notice) and 29721 (July 12, 2011) (order); Russell Investment Company, et al., Investment

[9]	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

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Company Act Release Nos. 29623 (April 6, 2011) (notice) and 29664 (May 3, 2011) (order); Nuveen Asset Management, et al., Investment Company Act Release Nos. 29522 (Dec. 8, 2010) (notice) and 29546 (Dec. 30, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29452 (Sept. 30, 2010) (notice) and 29487 (Oct. 26, 2010) (order); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29292 (June 2, 2010) (notice) and 29335 (June 29, 2010) (order); Kinetics Mutual Funds, Inc., et al., Investment Company Act Release Nos. 29270 (May 17, 2010) (notice) and 29297 (June 14, 2010) (order); Pioneer Bond Fund, et al., Investment Company Act Release Nos. 29198 (March 31, 2010) (notice) and 29259 (April 27, 2010) (order); Calvert Social Investment Fund, et al., Investment Company Act Release Nos. 29268 (April 19, 2010) (notice) and 29268 (order); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28896 (Sept. 4, 2009) (notice) and 28936 (Sept. 30, 2009) (order); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28804 (June 29, 2009) (notice) and 28836 (July 24, 2009) (order); First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).

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VI. Applicants’ Condition
     Applicants agree that any order granting the requested relief will be subject to the following condition:
     1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.
VII. Request for Order
     Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
VIII. Procedural Matters
     Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.
     The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibits A-1 through A-12. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 through B-8.
     Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

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     Applicants have caused this Application to be duly signed on their behalf on the 31st day of August 2011.

SEASONS SERIES TRUST

By:	/s/ Gregory N. Bressler

Name:	Gregory N. Bressler
Title:	Vice President and Assistant Secretary

SUNAMERICA SERIES TRUST

By:	/s/ Gregory N. Bressler

Name:	Gregory N. Bressler
Title:	Vice President and Assistant Secretary

VALIC COMPANY II

By:	/s/ Gregory N. Bressler

Name:	Gregory N. Bressler
Title:	Vice President

SUNAMERICA SERIES, INC.

By:	/s/ Gregory N. Bressler

Name:	Gregory N. Bressler
Title:	Vice President

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ Gregory N. Bressler

Name:	Gregory N. Bressler
Title:	Senior Vice President, General Counsel and Secretary

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kurt W. Bernlohr

Name:	Kurt W. Bernlohr
Title:	Senior Vice President

SUNAMERICA CAPITAL SERVICES, INC.

By:	/s/ James Nichols

Name:	James Nichols
Title:	President and Chief Executive Officer

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AMERICAN GENERAL DISTRIBUTORS, INC.

By:	/s/ Kurt W. Bernlohr

Name:	Kurt W. Bernlohr
Title:	President

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Exhibit Index

Exhibit	Description	Page
Exhibit A	Certificates	A-1 — A-12

Exhibit B	Verifications	B-1 — B-8

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EXHIBIT A-1
SEASON SERIES TRUST
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Secretary of Seasons Series Trust, a business trust organized and existing under the laws of the Commonwealth of Massachusetts; that the following is a true and accurate copy of certain recitals and resolutions adopted by the Board of Trustees of Seasons Series Trust at a meeting held on August 26, 2011; and that such recitals and resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of the Trust to be necessary or appropriate, to permit those series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.
     I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Gregory N. Bressler, a duly elected and qualified Vice President and Assistant Secretary of Seasons Series Trust.
     IN WITNESS WHEREOF, I have hereunto set my name as of the 31st day of August, 2011.

/s/ Nori L. Gabert
Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-2
SUNAMERICA SERIES TRUST
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Secretary of SunAmerica Series Trust, a business trust organized and existing under the laws of the Commonwealth of Massachusetts; that the following is a true and accurate copy of certain recitals and resolutions adopted by the Board of Trustees of SunAmerica Series Trust at a meeting held on August 26, 2011; and that such recitals and resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of the Trust to be necessary or appropriate, to permit those series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.
     I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Gregory N. Bressler, a duly elected and qualified Vice President of SunAmerica Series Trust.
     IN WITNESS WHEREOF, I have hereunto set my name as of the 31st day of August, 2011.

/s/ Nori L. Gabert
Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-3
VALIC COMPANY II
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Secretary of VALIC Company II, a statutory trust organized and existing under the laws of the State of Delaware; that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of VALIC Company II, at a meeting held on August 1-2, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of the Trust to be necessary or appropriate, to permit those series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further
     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Gregory N. Bressler a duly elected and qualified Vice President of VALIC Company II.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Nori L. Gabert
Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-4
SUNAMERICA SERIES, INC.
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of SunAmerica Series, Inc., a Maryland corporation; that the following is a true and accurate copy of certain resolutions adopted by the Board of Directors of SunAmerica Series, Inc. by at a meeting held on August 23-24, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act, as is determined by the officers of the Company to be necessary or appropriate, to permit those series of the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.
     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Gregory N. Bressler, a duly elected and qualified Chief Legal Officer and Secretary of SunAmerica Series, Inc.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Nori L. Gabert
Name:	Nori L. Gabert
Title:	Assistant Secretary

EXHIBIT A-5
SUNAMERICA ASSET MANAGEMENT CORP.
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of SunAmerica Asset Management Corp., a Delaware corporation; that the following is a true and accurate copy of certain resolutions adopted by the Board of Directors of SunAmerica Asset Management Corp. by unanimous written consent on August 26, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Company to be necessary or appropriate, to permit any series of the registered investment management companies managed or advised by the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further
     RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further
     RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Gregory N. Bressler, a duly elected and qualified Senior Vice President, General Counsel and Secretary of SunAmerica Asset Management Corp.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Virginia Puzon
Name:	Virginia Puzon
Title:	Assistant Secretary

EXHIBIT A-6
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of The Variable Annuity Life Insurance Company, a Texas corporation; that the following is a true and accurate copy of certain resolutions adopted by the Executive Committee of the Board of Directors of The Variable Annuity Life Insurance Company by unanimous written consent on August 24, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Company to be necessary or appropriate, to permit any series of the registered investment management companies managed or advised by the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further
     RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further
     RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Kurt W. Bernlohr, a duly elected and qualified Senior Vice President of The Variable Annuity Life Insurance Company.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Debra L. Herzog
Name:	Debra L. Herzog
Title:	Assistant Secretary

EXHIBIT A-7
SUNAMERICA CAPITAL SERVICES, INC.
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of SunAmerica Capital Services, Inc., a Delaware corporation; that the following is a true and accurate copy of certain resolutions adopted by the Board of Directors of SunAmerica Capital Services, Inc. by unanimous written consent on August 26, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Company to be necessary or appropriate, to permit any series of the registered investment management companies whose shares are distributed by the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further
     RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further
     RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of James Nichols, a duly elected and qualified President and Chief Executive Officer of SunAmerica Capital Services, Inc.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Virginia Puzon
Name:	Virginia Puzon
Title:	Assistant Secretary

EXHIBIT A-8
AMERICAN GENERAL DISTRIBUTORS, INC.
CERTIFICATE
     I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of American General Distributors, Inc., a Delaware corporation; that the following is a true and accurate copy of certain resolutions adopted by the Board of Directors of American General Distributors, Inc. by unanimous written consent on August 24, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Company to be necessary or appropriate, to permit any series of the registered investment management companies whose shares are distributed by the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further
     RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further
     RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

     I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of Kurt W. Bernlohr, a duly elected and qualified President of American General Distributors, Inc.
     IN WITNESS WHEREOF, I have hereunto set my name of the 31st day of August, 2011.

/s/ Debra L. Herzog
Name:	Debra L. Herzog
Title:	Assistant Secretary

EXHIBIT B-1
SEASONS SERIES TRUST
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of Seasons Series Trust, a Massachusetts business trust; that he is the Vice President and Assistant Secretary of such company; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Vice President and Assistant Secretary

EXHIBIT B-2
SUNAMERICA SERIES TRUST
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of SunAmerica Series Trust, a Massachusetts business trust; that he is the Vice President and Assistant Secretary of such company; and that all action by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Vice President and Assistant Secretary

EXHIBIT B-3
VALIC COMPANY II
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of VALIC Company II, a Delaware statutory trust; that he is the Vice President of such company; and that all action by trustees other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Vice President

EXHIBIT B-4
SUNAMERICA SERIES, INC.
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of SunAmerica Series, Inc., a Maryland corporation; that he is the Chief Legal Officer and Secretary of such company; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Chief Legal Officer and Secretary

EXHIBIT B-5
SUNAMERICA ASSET MANAGEMENT CORP.
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of SunAmerica Asset Management Corp., a Delaware corporation; that he is the Senior Vice President, General Counsel and Secretary of such company; and that all action by stockholders, directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory N. Bressler
Name:	Gregory N. Bressler
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT B-6
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of The Variable Annuity Life Insurance Company, a Texas Corporation; that he is a Senior Vice President of such company; and that all action by stockholders, directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kurt W. Bernlohr
Name:	Kurt W. Bernlohr
Title:	Senior Vice President

EXHIBIT B-7
SUNAMERICA CAPITAL SERVICES, INC.
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of SunAmerica Capital Services, Inc., a Delaware corporation; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Nichols
Name:	James Nichols
Title:	President and Chief Executive Officer

EXHIBIT B-8
AMERICAN GENERAL DISTRIBUTORS, INC.
VERIFICATION
     The undersigned states that he has duly executed the attached Application dated August 31, 2011 for and on behalf of American General Distributors, Inc., a Delaware corporation; that he is a President of such company; and that all action by stockholders, directors, members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kurt W. Bernlohr
Name:	Kurt W. Bernlohr
Title:	President